EXHIBIT 99.1

Amryt to Pursue Formal Dispute Resolution for Oleogel-S10 (Filsuvez®) NDA

Filsuvez® recently approved by the European Commission for the treatment of EB

DUBLIN, Ireland, and Boston MA, June 24, 2022, Amryt (Nasdaq: AMYT), a global, commercial-stage biopharmaceutical company focussed on acquiring, developing and commercializing novel treatments for rare diseases, today announces that the company plans to submit a Formal Dispute Resolution Request (FDRR) for the company’s New Drug Application (NDA) for Oleogel-S10 (Filsuvez®), for the treatment of the cutaneous manifestations of Dystrophic and Junctional Epidermolysis Bullosa (EB), a rare, genetic skin disease characterized by extremely fragile skin that blisters and tears from minor friction or trauma and for which there are no approved treatment options in the US.

Amryt recently had a Type A meeting with the US Food and Drug Administration (FDA) to discuss the issues raised in the Complete Response Letter (CRL) received in February 2022 relating to Amryt’s NDA for Oleogel-S10. Following this meeting, Amryt plans to proceed to the Formal Dispute Resolution pathway in the FDA’s Center for Drug Evaluation and Research (CDER) by which NDA applicants can seek to resolve scientific and/or medical disputes that cannot be resolved at the division level.

Dr Joe Wiley, CEO of Amryt Pharma, commented: “The Formal Dispute Resolution process provides an opportunity to raise our scientific disagreement within CDER. We believe this represents the right approach toward approval in the US for Oleogel-S10, as we work toward bringing this therapy to EB sufferers in desperate need.

Filsuvez® was, this week, approved in Europe by the European Commission, and we continue to believe that the strong body of data from the EASE trial, which was the largest ever Phase 3 trial conducted in EB, supports FDA approval of this vital therapy for EB patients with a high unmet medical need.”

About Epidermolysis Bullosa

Epidermolysis Bullosa (EB) is a rare and devastating group of hereditary disorders of the skin, mucous membranes, and internal epithelial linings characterized by extreme skin fragility and blister development. Patients with severe forms of EB suffer from severe, chronic blistering, ulceration and scarring of the skin, mutilating scarring of the hands and feet, joint contractures, strictures of the esophagus and mucous membranes, a high risk of developing aggressive squamous cell carcinomas, infections and risk of premature death. The global market opportunity for EB is estimated by the Company to be in excess of $1.0 billion.

About EASE

The EASE trial (NCT03068780) is the largest ever global Phase 3 trial conducted in patients with EB, performed across 58 sites in 28 countries. It comprises a 3-month double-blind randomised controlled phase followed by a 24-month open-label, single-arm phase. Patients with dystrophic and junctional EB target wounds of between 10 and 50cm2 in size that were present for > 21 days and < 9 months were randomized in the double-blind phase to study treatment in a 1:1 ratio and wound dressings applied according to standard of care.  223 patients were enrolled into the trial, including 156 pediatric patients.  Of those that completed the double-blind phase, 100% entered the open-label follow-up phase.

About Amryt
Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises three orphan disease products – metreleptin (Myalept®/ Myalepta®); oral octreotide (Mycapssa®); and lomitapide (Juxtapid®/ Lojuxta®).

Myalept®/Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. For additional information, please follow this link.

Mycapssa® (octreotide capsules) is approved in the US for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. Mycapssa® is the first and only oral somatostatin analog approved by the FDA. Mycapssa® has also been submitted to the EMA and is not yet approved in Europe. For additional information, please follow this link.

Juxtapid®/Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid®) and in the EU, Israel, Saudi Arabia and Brazil (under the trade name Lojuxta®). For additional information, please follow this link.

Amryt’s lead development candidate, Oleogel-S10 is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (EB), a rare and distressing genetic skin disorder affecting young children and adults. Filsuvez® has been selected as the brand name for Oleogel-S10. Filsuvez® has been approved by the EC in the EU for the treatment of partial thickness wounds associated with dystrophic and junctional EB in patients 6 months and older.

Amryt’s pre-clinical gene therapy candidate, AP103, offers a potential treatment for patients with Dystrophic EB, and the polymer-based delivery platform has the potential to be developed for the treatment of other genetic disorders.

Amryt also intends to develop oral medications that are currently only available as injectable therapies through its Transient Permeability Enhancer (TPE®) technology platform. For more information on Amryt, including products, please visit www.amrytpharma.com.

Forward-Looking Statements
This announcement may contain forward-looking statements and the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts
Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com
Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com